Exhibit 99.22

Form 51-102F3

Material Change Report

Item 1                 Name and Address of Company

 Red White & Bloom Brands Inc. (formerly, Tidal Royalty Corp.) (the “Company” or “RWB”)

810-789 West Pender Street

Vancouver, B.C. V6C 1H2

Item 2                 Date of Material Change

August 11, 2020, July 24, 2020, July 21, 2020 and July 16, 2020.

Item 3                 News Release

The new releases were filed on SEDAR, disseminated through the facilities of GlobeNewswire     and

posted to the Issuer’s disclosure hall with the CSE.

Item 4                 Summary of Material Change

On August 11, 2020, the Company entered into a distribution agreement for the exclusive distribution of Avicanna Inc.’s (“Avicann”) advanced and clinically backed CBD-based cosmetic and topical products Pura H&W™ by RWB in the US and certain other markets. RWB will pay Avicanna an upfront licensing fee in the amount of two hundred fifty thousand Canadian dollars (CAD$250,000) in cash, along with minimum purchase requirements for the rights to be the exclusive distributor of Avicanna’s Pura H&W branded cosmetics products in the US. Under the agreement, RWB also has the right to purchase Avicanna’s cosmetics products for distribution into the US and certain other territories under brands of RWB’s choosing. The initial product offerings under the agreement will include body and face lotions, cosmetic creams, gels and serums, as well as soaps and bath bombs

On July 24, 2020, the Company’s wholly owned subsidiary, Mid American Growers Inc. entered into a growing and sales agreement with 39 Industries, LLC (“39 Hemp”) to grow genetics provided by 39 Hemp for ultra-premium hemp at the Company’s facility located in Granville, IL.

On July 24, 2020, the Company provided notice to PharmCo Inc. (“PharmCo”) of its intent to exercise the Company’s right to acquire 100% of PharmCo. The all-share remuneration under the call option allows the Company to acquire PharmaCo in exchange for 37,000,000 units of the Company, subject to certain adjustments and regulatory approvals.

On July 21, 2020, the Company entered into a binding letter of intent (“LOI”) to acquire 100% of the issued and outstanding shares of Platinum Vape. Under the terms of the LOI, RWB and the securityholders of Platinum Vape will enter into a definitive agreement (the “Definitive Agreement”) pursuant to which RWB will acquire all of the ownership interests in Platinum Vape and Platinum Vape will become a wholly owned subsidiary of RWB in exchange for a total cash payment of US$35 million, consisting of US$7 million in cash payable at closing, a further US$13 million in cash payable within 120 days of closing and a US$15 million convertible note, only convertible after 12 months, payable on the third anniversary of closing. Additionally, the selling securityholders of Platinum Vape will be entitled to receive up to a further US$25 million

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on the first anniversary of closing, contingent on Platinum Vape achieving certain financial milestones.

On July 16, 2020, the Company announced that it appointed Steven Grasso as a business advisor to the Company.

Item 5                 Full Description of Material Change

5.1        Full Description of Material Change

The material change with respect to the distribution agreement with Avicanna is fully described in the news release attached hereto as Schedule “A”.

The material change with respect to the growing and sales agreement with 39 Hemp is fully described in the news release attached hereto as Schedule “B”.

The material change with respect to the notice given to PharmCo is fully described in the news release attached hereto as Schedule “C”.

The material change with respect to the letter of intent to acquire 100% of the issuend and outstanding shares of Platinum Vape is fully described in the news release attached hereto as Schedule “D”.

The material change with respect to the appointment of Steven Grasso as a business advisor is fully described in the news release attached hereto as Schedule “E”.

5.2        Disclosure for Restructuring Transactions

Not applicable.

Item 6                 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7                 Omitted Information

Not applicable.

Item 8                 Executive Officer

Theo van der Linde, Chief Financial Officer

Phone: 604‐687‐2038

Item 9                Date of Report

August 24, 2020

Schedule "A"

Red White & Bloom and Avicanna enter into exclusive partnership for the distribution and commercialization of Pura H&W CBD-based Topical Products in the United States

Schedule "B"

Red White & Bloom Secures USD $20 Million Dollar Supply Agreement with Critical 39 for Fiscal 2020

Schedule C

RED WHITE & BLOOM BRANDS EXERCISES RIGHT TO ACQUIRE PHARMACO OF ISCHIGAN

Schedule “D”

RED WHITE & BLOOM BRANDS SIGNS BINDING LETTER OF INTENT TO ACQUIRE 100% OF PLATINUM VAPE

Schedule “E”

RED WHITE & BLOOM APPOINTS CNBC MARKET ANALYST STEVEN GRASSO AS BUSINESS ADVISOR